K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

May 12, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Ashley Vroman-Lee

Re: John Hancock Funds III (the “Trust”) — File Nos. 333-125838 and 811-21777

Amendment to Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

On behalf of the Trust, we submit this letter in response to an additional comment received by telephone on May 11, 2015, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 59 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 61 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on March 13, 2015, accession no. 0001133228-15-000912 (the “Amendment”). The Amendment relates to the registration of newly established Class NAV shares of John Hancock International Growth Fund (the “Fund”). This letter responds to an additional comment from the staff relating to comments that were originally addressed in a letter to the staff dated May 7, 2015 (the “Initial Response Letter”).

For convenience, we have set forth the additional comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

1.	Comment — In responding to Comments 3, 4, and 5 of the Initial Response Letter, the Trust stated that it would make certain disclosure revisions at the next routine annual update of all of the Fund’s prospectuses. The staff now requests that the Trust include the revised disclosure in a definitive filing relating to the Amendment pursuant to Rule 485(b) under the Securities Act.

Response — The Trust respectfully declines to make any changes in response to this additional comment. As the Fund offers other classes of shares through various summary and statutory prospectuses, the Trust endeavors to maintain consistent disclosure of its principal investment policies and risks across all disclosure documents. As a result, the Fund would incur burdensome costs in supplementing its existing summary and statutory prospectuses and distributing those documents to current Fund shareholders to reflect changes that the Trust considers to be descriptive clarifications of the Fund’s principal investment strategies rather than changes in those strategies.

The Trust also notes that these revisions will be made in the next routine annual update of all of the Funds’ summary and statutory prospectuses, which is expected to become effective July 1, 2015. Because the annual update will take place relatively soon, the Trust desires to avoid the complicated disclosure presentation involved with publishing a supplement at this point.

Further, the Trust represents and confirms that the Fund is managed in accordance with the description of its principal investment strategies set forth in the Initial Response Letter in a manner consistent with the planned clarifications.

Page 2 May 12, 2015

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The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file a definitive form of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3240 or Ariel Ayanna or Andrew Wilkins, Assistant Secretaries of the Trust, at (617) 572-0138 or (617) 663-4326, respectively.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	Ariel Ayanna Andrew Wilkins